02028961

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Trans America Industries

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

FILE NO. 82- 3480 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dly

DATE : 5/1/02

12G3 Exempt. # 82-3480

ANNUAL RETURN CARD FORM
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF TRANS AMERICA INDUSTRIES LTD. (the "Company") CUSIP NO.893052-10-0

National Policy Statement No.41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

TRANS AMERICA INDUSTRIES LTD.,
10th Floor, 900 West Hastings Street,
Vancouver, B.C.
V6C 1E5

FAX: (604) 689-8032

****

Name of Registered/
Non-Registered Shareholder: ____________________
(Please print)

Address: ____________________

____

Postal Code: ____________________

Signature: ____________________

Date: ____________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
(please circle)

SHAREHOLDER OF TRANS AMERICA INDUSTRIES LTD.

****

12G Exemption #82-3480

AR/S
12-31-01

TRANS AMERICA INDUSTRIES LTD.

2002

ANNUAL REPORT
YEAR ENDED DECEMBER 31, 2001

TRANS AMERICA INDUSTRIES LTD.

Report to Shareholders

TABLE OF CONTENTS

TRANS AMERICA INDUSTRIES LTD.

REPORT TO SHAREHOLDERS

The prolonged downturn in natural resource stocks showed signs of abating in 2001 with gold mining issues in particular strengthening significantly during the year. Gold funds ranked among the best market performers in the past year and the recent merger activity among large international gold producers could be a precursor of better times ahead for the precious metals sector.

In the past few months, corporate financings for minerals-related exploration have also risen sharply which could portend a recovery for natural resource stocks in general. Should this be the case, the Company would expect to see some capital appreciation in its resource portfolio, which would enable it to exploit opportunities in the natural resource sector without having to deplete its working capital or raise additional funds in capital markets.

Over the years, the Company has attempted to mitigate risk by investing in a diversified portfolio of natural resource stocks. That policy is beginning to produce tangible results in our largest shareholding, with the value of our equity position in Atacama Minerals appreciating significantly in the past year and expectations of achieving further gains highly likely.

The Company holds 3.2 million shares of Atacama Minerals which, in partnership with ACF Minera S.A., holds a 50% interest in the Aguas Blancas industrial mineral project in northern Chile. The project hosts significant reserves of iodine, sodium sulphate and sodium nitrate. Commercial production was achieved in late 2001 at Aguas Blancas, with a production capacity of 720 tonnes of iodine per year. However, proven reserves exist at the mine to support an expanded production rate to 1,500 tonnes of iodine annually. This expansion would serve to reduce production costs through economies of scale and better utilization of water to augment production of the nitrate and sulphate reserves, enhancing the mine's production revenues and profitability.

A few of our investments in the natural resource sector failed to achieve expectations because of depressed commodity prices and the dramatic shift in market sentiment several years ago to high technology listings which has since largely dissipated. The company considered it prudent to write down these investments by $828,249 for the year ended December 31, 2001 even though the downturn in natural resource stocks appears to be abating.

In the meantime, management is intensifying its efforts to identify a core project for the company, which would likely be developed through a subsidiary similar to the Atacama project in Chile.

The Company's financial position remains strong and at year-end included almost $1.1 million in working capital and an investment portfolio that will certainly grow in value as a global economic recovery takes hold.

On behalf of the Board of Directors

John K Campbell

John K. Campbell
President

April, 2002
Vancouver, British Columbia

AUDITORS' REPORT

Morgan & Company
Chartered Accountants

To the Shareholders

Trans America Industries Ltd.

We have audited the consolidated balance sheets of Trans America Industries Ltd. as at December 31, 2001 and 2000, and the consolidated statements of income and deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada

January 16, 2002

Morgan & Company

Chartered Accountants

TRANS AMERICA INDUSTRIES LTD.

Consolidated Balance Sheets

Years Ended December 31, 2001 and 2000

	DECEMBER 31 2001	2000
ASSETS		
Current		
Cash and short term deposits	**$ 1,083,728**	$ 1,209,496
GST and capital tax recoverable	**1,697**	4,251
	1,085,425	1,213,747
Investments (Note 2)	**2,327,610**	3,325,939
Capital Assets (Note 3)	**5,339**	7,029
Oil And Gas Property	**54,098**	47,446
	$ 3,472,472	$ 4,594,161
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**$ 2,472**	$ 3,205
SHAREHOLDERS' EQUITY		
Share Capital (Note 4)	**9,171,062**	9,171,065
Contributed Surplus	**50,003**	50,000
Deficit	**(5,751,065)**	(4,630,109)
	3,470,000	4,590,956
	$ 3,472,472	$ 4,594,161

Approved By the Directors:

"John K. Campbell" "James J. McDougall"

TRANS AMERICA INDUSTRIES LTD.

Consolidated Statements of Income and Deficit

Years Ended December 31, 2001 and 2000

	YEARS ENDED DECEMBER 31 2001	2000
Revenue		
Interest and dividend income	**$ 38,311**	$ 52,145
Expenses		
Capital tax	**10,019**	-
Depreciation	**1,690**	1,862
Management and consulting fees	**86,532**	86,477
Office facilities and services	**46,375**	51,413
Professional fees	**6,227**	8,118
Regulatory fees	**2,604**	5,003
Shareholder communication	**5,809**	2,386
Transfer agent	**4,527**	5,849
Travel and promotion	**4,200**	3,986
	167,983	165,094
Loss Before The Following	**(129,672)**	(112,949)
Currency exchange gain	**17,230**	9,287
Gain (Loss) on sale of investments	**(148,731)**	143,959
Write down of oil and gas property	**(31,534)**	-
Write down of investments	**(828,249)**	-
	(991,284)	153,246
Net Income (Loss) For The Year	**(1,120,956)**	40,297
Deficit, Beginning Of Year	**(4,630,109)**	(4,670,406)
Deficit, End Of Year	**$ (5,751,065)**	$ (4,630,109)
Basic Earnings (Loss) Per Share	**$ (0.069)**	$ 0.002

TRANS AMERICA INDUSTRIES LTD.

Consolidated Statements of Cash Flows

Years Ended December 31, 2001 and 2000

	YEARS ENDED DECEMBER 31 2001	2000
Cash Flows From Operating Activities		
Net income (loss) for the year	**$ (1,120,956)**	$ 40,297
Add (Deduct): Items not involving cash:		
Depreciation	**1,690**	1,862
Loss (Gain) on sale of investments	**148,731**	(143,959)
Write down of oil and gas property	**31,534**	-
Write down of investments	**828,249**	-
	(110,752)	(101,800)
Change in non-cash operating working capital items:		
(Increase) Decrease in GST and capital tax recoverable	**2,554**	(453)
Increase (Decrease) in accounts payable and accrued liabilities	**(733)**	(1,938)
	(108,931)	(104,191)
Cash Flows From Financing Activity		
Proceeds from disposal of investments	**83,036**	677,487
Cash Flows From Investing Activities		
Capital assets	**-**	(1,878)
Investments	**(61,687)**	(287,186)
Oil and gas property	**(38,186)**	-
	(99,873)	(289,064)
Increase (Decrease) In Cash And Short Term Deposits	**(125,768)**	284,232
Cash And Short Term Deposits, Beginning Of Year	**1,209,496**	925,264
Cash And Short Term Deposits, End Of Year	**$ 1,083,728**	$ 1,209,496

1. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd. - an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

d) Fixed Assets

Fixed assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

Loss per share is calculated on the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, since it is anti-dilutive.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 4 (c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

i) Income Taxes

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. These new standards also require that the future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.

2. INVESTMENTS

a) Long term investments comprise:

	2000	2001
Atacama Minerals Corp., at cost – 3,279,800 common shares (2000 - 3,209,800 common shares) (quoted market value $2,295,860; 2000 - $1,636,998) (see Notes 2(b) and (c))	**$ 1,897,461**	$ 1,883,743
Other portfolio investments, at lower of cost or written down values (quoted market value $335,879; 2000 - $690,608)	**430,149**	1,442,196
	$ 2,327,610	$ 3,325,939

b) The Company subscribed for 1,000,000 Special Warrants of Atacama Minerals Corp. ("Atacama") at $1.00 per Special Warrant which were issued on July 18, 1996. Each Special Warrant was exchanged without further payment for one unit consisting of one common share and one share purchase warrant. The share purchase warrant entitled the Company to purchase one common share at $1.50 per share until July 18, 2001. The warrants expired during the year.

c) During the prior year, the Company subscribed for 200,000 common shares of Atacama Minerals Corp. at $0.60 per share with non-transferrable warrants providing for the subscription of up to 200,000 additional shares at $0.65 per share until November 2, 2002.

d) The Company granted options to purchase shares of Atacama to persons assisting the Company in the development and advancement of Atacama. As at December 31, 2000, options were outstanding providing for the purchase from the Company of 250,000 shares of Atacama until June 29, 2001 for aggregate consideration of $137,500. The Company also granted an option, expiring July 18, 2001, to purchase 500,000 shares of Atacama at $1.50 per share that may be acquired by the exercise of the share purchase warrant referred to in Note 2(b). The options were not exercised and expired during the year.

3. CAPITAL ASSETS

		2001		2000
Office equipment	$	**16,638**	$	16,638
Computer equipment		**6,269**		6,269
		22,907		22,907
Less: Accumulated depreciation		**(17,568)**		(15,878)
Net book value	$	**5,339**	$	7,029

4. SHARE CAPITAL

a) Authorized:

100,000,000 common shares without par value

b) Issued:

	Number Of Shares		Amount
Balance, December 31, 2000	16,312,163	$	9,171,065
Shares held in treasury	(20)		(3)
Balance, December 31, 2001	16,312,143	$	9,171,062

c) Employee and director stock options are outstanding providing for the issue of up to 1,100,000 shares at $0.15 per share until February 2, 2004.

5. RELATED PARTY TRANSACTION

The Company has incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $86,532 (2000 - $86,477) from a company with which a director is associated.

6. INCOME TAXES

A reconciliation of the combined federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2001	2000
Income tax (recovery) at statutory rate	$ (500,171)	$ 18,383
Tax benefits not recognized	500,171	(18,383)
	$ -	$ -

The components of future tax assets are as follows:

Non-capital losses and resource pools	$ 1,071,210
Valuation allowance	(1,071,210)
Future income tax assets	$ -

The Company has non-capital losses of approximately $694,947, which expire over the years 2005 to 2009, and cumulative Canadian development expenses in the amount of $245,631 and cumulative Canadian oil and gas property expenses in the amount of $130,632, which can be carried forward indefinitely. No benefit has been recognized in respect of these amounts.

7. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's presentation.

TRANS AMERICA INDUSTRIES LTD.

CORPORATE OFFICE

Suite 710 - 750 West Pender Street
Vancouver, British Columbia
V6C 2T7
Telephone: (604) 688-8042
Fax: (604) 689-8032

DIRECTORS

John K. Campbell
David Duval
James J. McDougall
William Meyer

REGISTRAR AND TRANSFER AGENT

Computershare Investor Services
510 Burrard Street,
Vancouver, B.C. V6C 3B9
Telephone: (604) 661-0246

AUDITORS

Morgan & Company,
Chartered Accountants,
1488-700 West Georgia Street,
Vancouver, B.C. V7Y 1A1
Telephone: (604) 687-5841
Fax: (604) 687-0075

STOCK EXCHANGE

CDNX
Symbol: **TSA**

USA - SEC

12g Exemption #82-3480

TRANS AMERICA INDUSTRIES LTD.

TRANS AMERICA INDUSTRIES LTD.

Suite 710 - 750 West Pender Street
Vancouver, British Columbia V6C 2T7
Telephone: (604) 688-8042 Fax: (604) 689-8032

12 G Exempt
82-3480

NOTICE OF ANNUAL GENERAL AND EXTRAORDINARY MEETING OF MEMBERS

TAKE NOTICE that the Annual General and Extraordinary Meeting of Members of TRANS AMERICA INDUSTRIES LTD., (the "Company") will be held at Suite 710 - 750 West Pender Street, Vancouver, British Columbia, on:

May 22, 2002

at the hour of 9:30 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the Auditors thereon;

3. to fix the number of Directors at four (4);

4. to elect Directors;

5. to appoint Morgan & Company, Chartered Accountants as auditors and to authorize the Directors to fix their remuneration;

6. to consider and, if thought fit, to approve an ordinary resolution giving the board of directors of the Company general authority to grant to directors and employees of the Company, incentive stock options upon such terms and conditions as may be acceptable to the regulatory authorities having jurisdiction and athorizing the board to make such amendments to the options granted, or currently in place, as the board determines, subject to the approval of such regulatory authorities (insiders and other persons holding existing options may not vote on this resolution);

7. to approve a Special Resolution to authorize the Directors to initiate a retirement plan for employees; and

8. to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 10th day of April, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

"John K. Campbell"

PRESIDENT

TRANS AMERICA INDUSTRIES LTD.

Suite 710 - 750 West Pender Street
Vancouver, British Columbia V6C 2T7
Telephone: (604) 688-8042 Fax: (604) 689-8032

INFORMATION CIRCULAR AS AT APRIL 10, 2002

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF TRANS AMERICA INDUSTRIES LTD. ("the Company") for use at the Annual General and Extraordinary Meeting of shareholders of the Company to be held on May 22, 2002 and any adjournment thereof, for the purposes set forth in the attached Notice of Meeting. Except where otherwise indicated, the information contained is stated as of April 10, 2002.

All cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit proxies personally, by telephone or telegraph, but will not receive compensation for so doing.

APPOINTMENT OF PROXYHOLDER

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company ("Management proxyholder"). **A shareholder desiring to appoint some other person ("Alternate Proxyholder") to represent him at the Meeting may do so by inserting such other person's name in the space indicated or by completing another proper form of proxy.** A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must be deposited with Computershare Trust Company of Canada, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, not less than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, before the time of the Meeting.

REVOCATION OF PROXY

Every proxy may be revoked by an instrument in writing

(a) executed by the shareholder or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized officer, or attorney, of the corporation; and

(b) delivered either to the registered office of the company at any time up to and including the last business day preceding the day of the meeting or any adjournment of it, at which the proxy is to be used, or to the chairman of the meeting on the day of the meeting or any adjournment of it,

or in any other manner provided by law.

EXERCISE OF DISCRETION BY PROXYHOLDER

The proxyholder will vote for or against or withhold from voting the shares, as directed by a shareholder on the proxy, on any ballot that may be called for. **In the absence of any such direction, the Management Proxyholder will vote in favour of matters described in the proxy. In the absence of any direction as to how to vote the shares, an Alternate Proxyholder has discretion to vote them as he or she chooses.**

The enclosed form of proxy confers discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At present, Management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On April 8, 2002 there were 16,312,163 common shares issued and outstanding, each share carrying the right to one vote. Only shareholders of record at the Close of Business on April 8, 2002 will be entitled to vote in person or by proxy at the Meeting or any adjournment thereof. Each person shall have one vote for each share held.

To the knowledge of the Directors or Senior Officers of the Company, the beneficial owners or persons exercising control or direction over Company shares carrying more than 10% of the outstanding voting rights are:

Name and Address	Number of Shares	Approximate Percentage of Total Issued
John K. Campbell British Columbia, Canada	1,653,500	10.14%

ELECTION OF DIRECTORS

Management proposes to fix the number of Directors of the Company at four (4) and to nominate the persons listed below for election as Directors. Each Director will hold office until the next Annual General Meeting, unless his office is earlier vacated. Management does not contemplate that any of the nominees will be unable to serve as a director. In the event that prior to the meeting any vacancies occur in the slate of nominees herein listed, it is intended that discretionary authority shall be exercised by the person named in the proxy as nominee to vote the shares represented by proxy for the election of any other person or persons as directors.

The following table sets out the names of the Management nominees; their positions and offices in the Company; principal occupations; the period of time that they have been Directors of the Company; and the number of shares of the Company which each beneficially owns or over which control or direction is exercised. All of the nominees for director are residents of British Columbia, Canada.

Name and Present Office Held	Director Since	# of Shares Beneficially Owned, Directly or Indirectly, or Over Which Control or Direction is Exercised at the Date of This Information Circular	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five (5) Years
John K. Campbell* President, CEO and Director British Columbia, Canada	April 23, 1986	1,653,500	President of the Company since 1986
David Duval* Director British Columbia, Canada	February 2, 1999	Nil	Mining Consultant
James J. McDougall* Director British Columbia, Canada	May 27, 1986	81,500	Consulting Geologist
William Meyer Director British Columbia, Canada	February 2, 1999	Nil	Consulting Geologist; Chairman of Minco Mining & Metals Corporation; Formerly President of Teck Exploration.

*Member of Audit Committee.

NOTES:

(a) The information as to shareholdings has been furnished by the respective nominees.

(b) Except as indicated in the table, each of the above nominees is now a director of the Company and was so elected at the preceding Annual General Meeting.

Advance Notice of Annual General and Extraordinary Meeting of the Company was published pursuant to Section 111 of the Company Act in The Province on March 26, 2002.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this section:

"executive officer" of the Company means an individual who at any time during the year was the chairman or a vice-chairman of the board of directors, where such person performed the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, or any officer of the Company or of a subsidiary or other person who performed a policy-making function in respect of the Company;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of its securities; and

"LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as an incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans.

The following table is a summary of the compensation paid to the chief executive officer of the Company and each executive officer who earned over $100,000 in total salary and bonus during the three most recently completed financial years, for services rendered to the Company or a subsidiary of the Company.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Annual Compensation				Long Term Compensation			
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Awards	Payouts		
					Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All other Compen-sation ($) (i)
John K. Campbell President & CEO	2001	Nil	Nil	$48,000[1]	750,000	Nil	Nil	Nil
John K. Campbell President & CEO	2000	Nil	$2,500	$48,000[1]	750,000	Nil	Nil	Nil
John K. Campbell President & CEO	1990	Nil	Nil	$48,000[1]	750,000	Nil	Nil	Nil

[1] Management fees paid to Teslin Mines Ltd., a private company controlled by Mr. Campbell.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/ SARs Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
No Options granted during year					

AGGREGATED OPTION/SAR EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

There were no options exercised during the financial year ended December 31, 2001.

Compensation of Directors

The Company has not paid any compensation to the Directors for their services as Directors during the most recently completed fiscal year and has no standard arrangement to compensate them for such services other than the granting of Director Stock Options.

MANAGEMENT CONTRACTS

The Company is not a party to a Management Contract with anyone other than Directors or Executive Officers of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors, Senior Officers, proposed nominees for election as directors or their associates have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No insider of the Company, nominee for election as a Director, or associate or affiliate of them, has any material beneficial interest, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which has or will materially affect the Company.

APPOINTMENT OF AUDITORS

Management is recommending that shareholders vote to appoint Morgan & Company, Chartered Accountants, 1730 - 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1 as Auditors for the Company and to authorize the Directors to fix their remuneration.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

General Authority to Grant Additional Stock Options

It is the intention of the Company to authorize the board of directors of the Company to grant to the directors and employees of the Company, incentive stock options to purchase shares in the capital stock of the Company, for such period, in amounts and at prices as may hereinafter be agreed upon, at the discretion of the board of directors and upon such terms and conditions as may be acceptable to the regulatory authorities having jurisdiction, and authorizing the board to make such amendments to the options granted, or currently in place, as the board determines. The board of directors of the Company may grant the aforementioned incentive stock options and amend same and those incentive stock options already in place, at any time until the next annual meeting of the Company.

It is the policy of the Canadian Venture Exchange ("CDNX") not to allow options granted to insiders to be exercised or amendments made to the incentive stock option agreements until shareholder approval has been received, and therefore, shareholder approval to the proposed director stock options, those stock options granted to employees who are also insiders of the Company and any amendments to be made to the above incentive stock options are included in the matters to be taken up at the Meeting. In order to be effective, the proposed resolution giving the directors of the Company general authority to grant incentive stock options to directors and insiders of the Company and any amendments to be made to the above incentive stock options must be passed by fifty percent of the votes cast by the shareholders of the Company who vote in respect of such resolution. If such approval is not received, the director stock options and stock options granted to employees of the Company who are also insiders of the Company and any amendments required to be made to the same will not be granted.

This resolution will be submitted to disinterested shareholders only.

Authorize the Creation of a Retirement Fund

At each of the Company's Annual General Meetings since 1997, the shareholders approved, by way of Special Resolution, to authorize the Directors to establish a retirement fund for its two employees, the President and Secretary, both having served the Company for over 15 years.

At the Company's Meeting, Shareholders will be asked to authorize and approve the following Special Resolution:

"RESOLVED as a Special Resolution, that the Directors are hereby authorized to establish a retirement fund for the President and Secretary, with benefits restricted to $2,000 per month, each, and the fund to be sourced from otherwise taxable income."

As of the date of this circular, management knows of no other matters to be acted upon at this Annual General and Extraordinary Meeting. However, should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

DATED at Vancouver, British Columbia, this 10th day of April, 2002.

BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED DECEMBER 31, 2001

Incorporated as part of: X **Schedule A**

X **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	710 – 750 WEST PENDER STREET VANCOUVER, BC V6C 2T7
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	N/A
FOR QUARTER ENDED:	DECEMBER 31, 2001
DATE OF REPORT:	March 25, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL "John K. Campbell"		02/03/25
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED	(YY/MM/DD)
JAMES J. McDOUGALL "James J. McDougall"		02/03/25
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED	(YY/MM/DD)

TRANS AMERICA INDUSTRIES LTD.

December 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See audited financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements and Item 3 Schedule C for a breakdown of expenditures and costs incurred.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

$21,633 was paid during the quarter to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

(i) NIL

(b) Options granted during the period:

NIL

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

16,312,143 common shares with a stated capital of $9,171,062

(c) Options, warrants, and convertible securities outstanding:

Options:
1,100,000 @ $0.15 expiring February 2, 2004

Warrants:
Nil

Convertible Securities:
Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

Please refer to the annual report to shareholders.

Item 3

Operations and Financial Condition

As at the year ended December 31, 2001, the Company had cash and short term deposits on hand of $1,083,728 with a net working capital of $1,082,953. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $38,311 consist of investment income on its invested cash. The Company's administrative expenses aggregated $167,983 and comprised of $86,532 for management fees, secretarial services and out-of-pocket costs. $46,375 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2 and the financial statements. There are no lawsuits or contingent liabilities.

Item 4

There are no significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3 and are sufficient for the Company's normal operating expenses anticipated to be incurred throughout the year as well as provide for the ability to make significant investments for the Company.

On behalf of the Board of Directors

"signed"

"John Campbell"

John K. Campbell
President